Via EDGAR and Federal Express

June 4, 2018

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.
Draft Registration Statement on Form S-1
Filed May 18, 2018
Correspondence dated May 29, 2018
File No. 333-225051

Set forth below are the responses of Charah Solutions, Inc. (referred to herein as “we” or the “Company”) to the verbal comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 1, 2018, with respect to the Company’s Registration Statement on Form S-1, File No. 333-225051, initially filed with the Commission on May 18, 2018 (the “Registration Statement”), with a subsequent valuation correspondence submission to the Commission via EDGAR on May 29, 2018.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Registration Statement unless otherwise specified.

Correspondence dated May 29, 2018

1.	As previously requested, please address the need to disclose the potential impact related to the issuance of restricted stock and the Reorganization Stock issued in exchange for the Allied Power Holdings Incentive Units.

RESPONSE:

We estimate that we will recognize approximately $3.2 million of non-cash stock compensation expense with respect to the issuance of the portion of the Management Reorganization Consideration that is in exchange for the Allied Power Holdings Incentive Units. We expect to recognize this expense over a three year period with approximately 25% recognized immediately and the remaining amounts recognized equally over the next three years. Additionally, we expect to recognize approximately $3.8 million of non-cash stock compensation expense with respect to the 223,994 shares of common stock issued as new grants in connection with this offering under our Omnibus Incentive Plan. We expect to recognize this expense over a three year period as well, with less than 25% recognized immediately and the remaining amounts recognized over the next three years. We do not view these non-cash compensation expense charges to be material to an investor in this offering.

Exhibit 5.1

2.	We note in Exhibit 5.1 to the Registration Statement, the opinion of Kirkland & Ellis LLP states that, with respect to the common stock proposed to be sold by the Selling Stockholders, such common stock will be validly issued, fully paid and nonassessable. Please confirm that such common stock is validly issued, fully paid and nonassessable, and provide a revised opinion accordingly.

RESPONSE:

Kirkland & Ellis LLP has revised the opinion given in Exhibit 5.1 to the Registration Statement to confirm and reflect that the common stock proposed to be sold by the Selling Stockholders is validly issued, fully paid and nonassessable.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Bruce Kramer of Charah Solutions, Inc. at (502) 815-5014.

Very truly yours,

CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer
Name:	Bruce Kramer
Title:	Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)
Asia Timmons-Pierce (Securities and Exchange Commission)
Tracy Mariner (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Charles Price (Charah Solutions, Inc.)
Bruce Kramer (Charah Solutions, Inc.)
Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)
Richard Truesdell (Davis Polk & Wardwell LLP)

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